Exhibit 13(c)(3)

VOYA INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUND

Dear Shareholders,

This Section 19(a) Notice provides shareholders of Voya Infrastructure, Industrials and Materials Fund (NYSE: IDE) with important information concerning its distribution declared in September 2022. This Section 19(a) Notice is issued as required by the Fund’s Managed Distribution Plan (the “Plan") and an exemptive order received from the U.S. Securities and Exchange Commission. The Board of Trustees has approved the implementation of the Plan to make quarterly cash distributions to common shareholders, stated in terms of a fixed amount per common share. This information is sent to you for informational purposes only and is an estimate of the sources of the October distribution. It is not determinative of the tax character of the Fund’s distributions for the 2022 calendar year. Shareholders should note that the Fund’s total regular distribution amount is subject to change as a result of market conditions or other factors.

The amounts and sources of distributions reported in this notice are estimates, are not being provided for tax reporting purposes and the distribution may later be determined to be from other sources including realized short-term gains, long-term gains, to the extent permitted by law, and return of capital. The actual amounts and sources for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Distribution Period: Third Quarter 2022, Payable October 17, 2022

Distribution Amount per Common Share: $0.229

The following table sets forth an estimate of the sources of the Fund’s October distribution and its cumulative distributions paid this fiscal year to date. Amounts are expressed on a per common share basis and as a percentage of the distribution amount.

Voya Infrastructure, Industrials and Materials Fund

			Cumulative	% of the Cumulative
	Current	% of Current	Distributions for the	Distributions for the
Source	Distribution	Distribution	Fiscal Year-to-Date	Fiscal Year-to-Date[1]
Net Investment Income	$0.057	25.01%	$0.197	28.64%
Net Realized Short-Term Capital Gains	$0.172	74.99%	$0.490	71.36%
Net Realized Long-Term Capital Gains	$0.000	0.00%	$0.000	0.00%
Return of Capital or Other Capital Source(s)	$0.000	0.00%	$0.000	0.00%
Total per common share	$0.229	100.00%	$0.687	100.00%

1 The Fund’s fiscal year is March 1, 2022 to February 28, 2023.

IMPORTANT DISCLOSURE: You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan. The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income.’ The amounts and sources of distributions reported in this Section 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

SEC-19-IDE-10172022

Set forth in the table below is information relating to the Fund’s performance based on its net asset value (NAV) for certain periods.

Average annual total return at NAV for the five year period ended on September 30, 2022[1]	-0.62%
Annualized current distribution rate expressed as a percentage of NAV as of September 30, 2022[2]	9.08%
Cumulative total return at NAV for the fiscal year through September 30, 2022[3]	-25.70%
Cumulative fiscal year to date distribution rate as a percentage of NAV as of September 30, 2022[4]	6.81%

1	Average annual total return at NAV represents the compound average of the annual NAV total returns of the Fund for the five year period ended on September 30, 2022.
2	The annualized current distribution rate is the cumulative distribution rate annualized as a percentage of the Fund’s NAV as of September 30, 2022.
3	Cumulative total return at NAV is the percentage change in the Fund’s NAV for the period from the beginning of its fiscal year to September 30, 2022 including distributions paid and assuming reinvestment of those distributions.
4	Cumulative fiscal year distribution rate for the period from the year-to-date period as a percentage of the Fund’s NAV as of September 30, 2022.

SEC-19-IDE-10172022